UF 9-3-02

02053014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED AUG 29 2002 MAIL PROCESSING SECTION WASH. D.C. 154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WFP Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5186 Carroll Canyon Road, Suite 102
(No. and Street)

San Diego, (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Schooler (858) 677-0377
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 19 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, John E. Schooler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFP Securities Corporation, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

BEVERLY SCHULER
Comm. # 1252685
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Expires Feb. 4, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
AUG 29 2002
WASH, D.C. 154 SECTION

WFP SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
WFP Securities Corporation

We have audited the accompanying statement of financial condition of WFP Securities Corporation as of June 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WFP Securities Corporation as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 9, 2002

WFP SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Cash and cash equivalents	$ 47,706
Receivable from broker/dealers	19,127
Other assets	1,828
TOTAL ASSETS	$ 68,661

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 23,744
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 1,000 shares	$ 5,000
Additional paid-in capital	11,000
Retained earnings	28,917
Total Shareholders' Equity	$ 44,917
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 68,661

The accompanying notes are integral part of this financial statement.

WFP SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a wholly-owned subsidiary of WFP Holdings, Inc. and was incorporated in the state of California on December 2, 1987. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began January, 1994.

Long and Short Securities - Securities positions are valued at market value or estimated fair value as determine by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. The financial instruments purchased and sold by the Company's customers include exchange-traded options. With options, market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility and changes in interest and foreign exchange rates. As a seller (writer) of options, the customer receives a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future date at a contracted price. Should the market value of the underlying security move in favor of the option holder (owner), the loss of the option seller (writer) would be equal to difference between the price per unit contracted for in the option agreement and the market value of the underlying security.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date in order to fulfill their obligation to deliver the amount contracted for in the initial sale. If market value of the securities sold increases dramatically from the price in which they were originally sold, substantial losses might be incurred by the customer when purchasing the securities to complete their obligation pursuant to the sale.

In order to facilitate the aforementioned transactions on behalf of its customers, the Company has entered into agreements with other broker/dealers (Clearing Broker/Dealers) whereby that Clearing Broker/Dealers will execute and clear securities transactions for the Company on a fully disclosed basis. Pursuant to these agreements, the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the

NOTE 2 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK *(continued)*

Company receives commissions and other consideration, less the processing and other charges of the Clearing broker/dealers.

As part of the terms of the agreement between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

One of the aforementioned agreements was entered into on December 7, 1993. The term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to the termination date. Under the terms of the agreement the Company must receive approval from the Clearing broker/dealer before entering into a similar agreement with another broker/dealer while this agreement is in effect. The Company has deposited $10,000 with the Clearing broker/dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers".

On June 24, 1996 the Company entered into a second agreement with another broker/dealer. The term of the agreement was for one year and is automatically renewable for additional one-year terms until written notice of termination is given 60 days prior to the anniversary date. Under the terms of the agreement the Company must notify the Clearing broker/dealer before entering into a similar agreement with another broker/dealer while this agreement is in effect.

WFP SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2002

NOTE 3 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of WFP Holdings, Inc. (Parent). The Company files consolidated income tax returns with the Parent. The Parent assumes all income tax liability for the group.

Pursuant to a written agreement, for the year ended June 30, 2002, WFP Holdings, Inc., has paid substantially all overhead and operating expenses incurred by the Company other than commission expense and clearing and execution charges. In addition, the Company paid management fees to WFP Holdings, Inc. totaling $570,756.

In addition to its securities business, in July 1999, the Company began providing investment advisory services to its customers that were formerly provided by Schooler Advisory Group. Although the Company's securities business is conducted under the name, WFP Securities, the advisory services are provided under the assumed name of Western Financial Advisors.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2002 the Company's net capital and required net capital were $43,089 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 55%.

NOTE 5 - SECURITIES OWNED

In June, 2000 the Company purchased equity securities of a corporation that is not publicly traded. The Company's management has valued the securities at $0.